UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00



03054209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAY 28 2003 WASH. D.C. 188 SECTION

SEC FILE NUMBER
8- 27723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lara, Shull & May, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Towers Crescent Drive, Suite 660
(No. and Street)

Vienna	VA	22182-2700
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Ronald Lara (703) 827-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins, Meegan, Drury & Company, L.L.C.
(Name – *if individual, state last, first, middle name*)

4800 Hampden Lane, 9th Floor,	Bethesda	MD	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E. Ronald Lara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lara, Shull & May, Ltd., as of March 31, 2003 and March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

County/City of Fairfax
Commonwealth of Virginia
On this 23 day of May, 2003
Edward Ronald Lara
personally appeared before me and acknowledged that he/she executed the foregoing instrument.
Notary Public
My commission expires 11-30-2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lara, Shull & May, Ltd.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION
AND INDEPENDENT AUDITORS' REPORT
MARCH 31, 2003 AND 2002

TABLE OF CONTENTS

WATKINS, MEEGAN, DRURY & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
4800 HAMPDEN LANE, 9TH FLOOR
BETHESDA, MARYLAND 20814-2932

(301) 654-7555
FAX (301) 656-9115
WWW.WMDCO.COM

MEMBER
AMERICAN INSTITUTE OF CPAS

MEMBER
AICPA DIVISION FOR CPA FIRMS

Independent Auditors' Report

To the Board of Directors
Lara, Shull & May, Ltd.
Vienna, Virginia

We have audited the accompanying statements of financial condition of Lara, Shull & May, Ltd., as of March 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, Shull & May, Ltd., as of March 31, 2003 and 2002, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

To the Board of Directors
Lara, Shull & May, Ltd.
Page Two

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watkins, Meegan, Drury & Company, L.L.C.

Bethesda, Maryland
May 10, 2003

LARA, SHULL & MAY, LTD.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	March 31, 2003	March 31, 2002
Cash and Cash Equivalents	$ 173,546	$ 169,654
Certificate of Deposit	13,798	9,478
Securities Owned, Marketable	19,232	-
Receivables from Clearing Organization and Others	273,437	259,145
Prepaid Income Taxes	2,277	-
Deposit with Clearing Organization	25,000	25,000
Property and Equipment, Net	30,449	44,819
Security Deposits	500	500
	$ 538,239	$ 508,596

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Accounts Payable, Trade	$ 5,210	$ 16,160
Note Payable	-	8,017
Commissions Payable	182,893	150,018
Payable to Clearing Organization	19,232	-
Income Taxes Payable	-	4,002
Deferred Income Taxes	18,788	21,950
	226,123	200,147
Stockholders' Equity		
Common Stock, $1 Par Value, 5,000 Shares Authorized, 240 Shares Issued and Outstanding	240	240
Paid-In Capital in Excess of Par	76,043	76,043
Retained Earnings	235,833	232,166
	312,116	308,449
	$ 538,239	$ 508,596

The Accompanying Notes Are An Integral Part Of These Financial Statements

LARA, SHULL & MAY, LTD.

STATEMENTS OF INCOME

	Year Ended March 31,	
	2003	2002
REVENUES		
Commissions and Investment Advisory Fees	$ 2,225,152	$ 2,127,219
Interest	23,174	28,558
Other Income	1,572	851
	2,249,898	2,156,628
EXPENSES		
Books and Subscriptions	684	2,245
Clearing Costs	58,579	53,358
Commissions	1,208,548	1,170,371
Computer	13,463	19,673
Contributions	-	860
Delivery	315	355
Depreciation and Amortization	13,775	13,477
Dues	8,806	4,664
Entertainment and Travel	32,767	33,428
Insurance	67,553	63,752
Interest	416	1,796
Loss on Sale of Property and Equipment	15,463	-
Marketing and Advertising	29,046	28,742
Miscellaneous	14,592	10,840
Postage	13,326	14,437
Printing and Stationery	11,107	12,006
Professional Services	13,623	37,283
Quote/Information Services	14,062	11,237
Regulatory Dues and Fees	12,175	12,545
Rent	161,721	115,661
Retirement Plans	9,879	11,177
Salaries	436,082	438,505
Supplies	9,182	9,831
Taxes and Licenses	10,236	9,695
Taxes, Payroll	28,099	25,987
Telephone	30,025	22,596
Temporary Employment and Fees	32,427	5,575
	2,245,951	2,130,096
INCOME BEFORE INCOME TAXES	3,947	26,532
INCOME TAX EXPENSE	280	4,871
NET INCOME	$ 3,667	$ 21,661

The Accompanying Notes Are An Integral Part Of These Financial Statements

LARA, SHULL & MAY, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED MARCH 31, 2003 AND 2002

	Common Stock	Paid-In Capital in Excess of Par	Retained Earnings	Total
BALANCE, April 1, 2001 (as restated)	$ 222	$ 64,694	$ 210,505	$ 275,421
ISSUANCE OF 18 SHARES OF COMMON STOCK	18	11,349	-	11,367
NET INCOME	-	-	21,661	21,661
BALANCE, March 31, 2002	240	76,043	232,166	308,449
NET INCOME	-	-	3,667	3,667
BALANCE, March 31, 2003	$ 240	$ 76,043	$ 235,833	$ 312,116

The Accompanying Notes Are An Integral Part Of These Financial Statements

LARA, SHULL & MAY, LTD.

STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 3,667	$ 21,661
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation and Amortization	13,775	13,477
Loss on Sale of Property and Equipment	15,463	-
Deferred Income Taxes	(3,162)	3,477
Issuance of Common Stock as Compensation	-	11,367
Change in:		
Receivables from Clearing Organization and Others	(14,292)	2,400
Prepaid Income Taxes	(2,277)	-
Advances to Employees	-	12
Security Deposits	-	(500)
Accounts Payable, Trade	(10,950)	4,463
Commissions Payable	32,875	(16,739)
Income Taxes Payable	(4,002)	3,015
Net Cash Provided by Operating Activities	31,097	42,633
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the Sale of Property and Equipment	500	
Purchase of Certificate of Deposit	(4,320)	(396)
Purchase of Securities Owned, Marketable	(19,232)	-
Sale of Securities Owned, Not Readily Marketable	-	72,100
Purchase of Property and Equipment	(15,368)	(7,674)
Net Cash Provided by (Used in) Investing Activities	(38,420)	64,030
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings (Repayments) on Note Payable, Net	(8,017)	8,017
Borrowings from Clearing Organization	19,232	-
Net Cash Provided by Financing Activities	11,215	8,017
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,892	114,680
BEGINNING CASH AND CASH EQUIVALENTS	169,654	54,974
ENDING CASH AND CASH EQUIVALENTS	$ 173,546	$ 169,654
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$ (416)	$ (1,796)
Income Taxes Paid	$ (9,721)	$ (100)

The Accompanying Notes Are An Integral Part Of These Financial Statements

LARA, SHULL & MAY, LTD.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lara, Shull & May, Ltd. (the Company), was incorporated in the Commonwealth of Virginia on March 17, 1981. The Company provides a securities brokerage service for its clients, but does not clear its own transactions or hold customer funds or securities. The Company also provides investment and financial planning services and insurance and annuity products. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

Securities transactions executed by the Company, as an agent for the customer, are not reflected in the statements of financial condition unless the transaction fails to settle on the contracted settlement date. The commission income and related expenses from these types of transactions are recorded on a trade-date basis.

Securities transactions executed by the Company, for the Company's own use, are recorded on a trade-date basis.

Investment Advisory Fees

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank, cash used for trading activities, and cash invested in money market funds. Amounts not covered by FDIC insurance totalled $150,784 at March 31, 2003.

Securities Owned, Marketable

During the fiscal year ended March 31, 2003, the Company purchased United States Treasury Securities totaling $19,232. The securities are recorded at cost, which approximates fair market value. At March 31, 2003, these securities were held on margin and thus, are recorded in the accompanying statement of financial condition as payable to clearing organization.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line and accelerated methods over the estimated useful lives of the related assets, which range primarily from five to seven years. Leasehold improvements are amortized over 39 years.

Subordinated Borrowings

There are no liabilities subordinated to the claims of general creditors as of March 31, 2003 and 2002.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $29,046 and $28,742 for the years ended March 31, 2003 and 2002, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rate, which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

Deferred income taxes are provided for temporary differences in reporting income for financial statement and income tax purposes arising from the different methods of accounting. For tax purposes, income and expenses are reported on the cash basis. In addition, deferred income taxes are also provided as necessary for differences in depreciation methods.

NOTE 3 - RECEIVABLES FROM AND PAYABLE TO CLEARING ORGANIZATION AND OTHERS

Amounts receivable from and payable to the clearing organization and others consist of the following:

	Receivable	Payable
At March 31, 2003		
Receivable from Clearing Organization	$ 34,175	$ -
Fees and Commissions Receivable/ Payable	239,262	182,893
	$ 273,437	$ 182,893
At March 31, 2002		
Receivable from Clearing Organization	$ 44,332	$ -
Fees and Commissions Receivable/ Payable	214,813	150,018
	$ 259,145	$ 150,018

NOTE 4 - DEPOSIT WITH CLEARING ORGANIZATION

A noninterest-bearing deposit of $25,000 is required by an agreement between the Company and Dain Correspondent Services. This amount is to remain on deposit as security for all transactions as long as the Company maintains its clearing account.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	March 31, 2003	March 31, 2002
Furniture and Equipment	$ 104,299	$ 101,058
Leasehold Improvements	3,267	19,059
	107,566	120,117
Less Accumulated Depreciation and Amortization	77,117	75,298
	$ 30,449	$ 44,819

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2003, the Company had net capital of $274,407, which was $174,407 in excess of its required net capital of $100,000. At March 31, 2002, the Company had net capital of $258,553, which was $158,553 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .76 to 1 at March 31, 2003, and .69 to 1 at March 31, 2002.

NOTE 7 - NOTE PAYABLE

During the year ended March 31, 2002, the Company borrowed $11,999 from Provident Bank to fund marketing expenditures. The loan accrued interest monthly at 8.24 percent and required variable monthly payments based upon the outstanding loan balance. During the year ended March 31, 2003, the loan was paid in full.

NOTE 8 - RETIREMENT PLANS

The Company maintains a profit sharing retirement plan for the benefit of employees who meet certain age and service requirements. Contributions to the plan are determined by the Board of Directors. Contributions to the plan were $-0- for the years ended March 31, 2003 and 2002.

Effective April 1, 1998, the Company adopted a Simple IRA plan (the Plan) covering all employees. Under the terms of the Plan, the employees are eligible to make contributions to the Plan. In addition, the Company is required to make a nonelective contribution equal to two percent of each employee's compensation. Contributions to the Plan were $9,879 and $11,177 for the years ended March 31, 2003 and 2002, respectively.

NOTE 9 - INCOME TAX EXPENSE (BENEFIT)

The provision for income taxes as reflected in the statements of income consists of the following:

	Year Ended March 31,	
	2003	2002
Current		
Federal	$ 2,533	$ 973
State	909	421
	3,442	1,394
Deferred		
Federal	(2,662)	2,924
State	(500)	553
	(3,162)	3,477
	$ 280	$ 4,871

NOTE 9 - INCOME TAX EXPENSE (BENEFIT) (Continued)

The net deferred tax liability consists of the following:

	Year Ended March 31,	
	2003	2002
Federal		
Deferred Tax Liability Relating to Taxable Temporary Differences	$ 13,961	$ 16,623
State		
Deferred Tax Liability Relating to Taxable Temporary Differences	4,827	5,327
	$ 18,788	$ 21,950

NOTE 10 - LEASES

The Company entered into operating leases for office and storage space. The terms range from one month to five years and expire through 2007. The Company provided the landlord with a $13,500 letter of credit to secure the Company's payment and performance of its obligations. The rent expense, including a proportionate share of operating expenses and real estate taxes, was $161,721 in 2003 and $115,661 in 2002.

Approximate future minimum lease payments are as follows:

Year Ending March 31,	
2004	$ 163,200
2005	168,085
2006	173,134
2007	178,318
Thereafter	29,864
	$ 712,601

NOTE 11 - RELATED PARTIES

During the years ended March 31, 2003 and 2002, the Company paid commissions of $238,087 and $346,789, respectively, to E. Ronald Lara, Inc. (ERL, Inc.). ERL, Inc., is a corporation owned by the Company's stockholder.

NOTE 12 - BUY-SELL AGREEMENT

Lara, Shull & May, Ltd., has entered into a Buy-Sell Agreement with its stockholders. The agreement sets forth the procedures which must be followed with respect to the sale or transfer of any shares of Lara, Shull & May, Ltd.'s stock in the event of death, disability, retirement, or termination of a stockholder. In summary, Lara, Shull & May, Ltd., maintains the right to purchase the shares, before all others, at an agreed upon value. The value varies depending upon the event causing the share repurchase, as well as the stockholder selling the shares.

NOTE 13 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in providing its services in which counterparties primarily include a clearing organization, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

LARA, SHULL & MAY, LTD.

SUPPLEMENTARY INFORMATION

MARCH 31, 2003 AND 2002

LARA, SHULL & MAY, LTD.

INFORMATION RELATING TO THE COMPUTATION FOR DETERMINATION OF

RESERVE REQUIREMENTS AND INFORMATION RELATING

TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15c3-3

MARCH 31, 2003 AND 2002

The Company claims exemption from the possession or control requirements pursuant to Rule 15c3-3 and from the computation for determination of reserve requirements pursuant to Rule 15c3-3. The exemption is claimed as a result of the Company meeting the requirements of Section K(2)(i) and Section K(2)(ii).

LARA, SHULL & MAY, LTD.

COMPUTATIONS OF NET CAPITAL

PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	March 31, 2003	March 31, 2002
NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital	$ 312,116	$ 308,449
Deductions and/or Charges:		
Nonallowable Assets		
Petty Cash	(146)	(116)
Prepaid Income Taxes	(2,277)	-
Property and Equipment, Net	(30,449)	(44,819)
Security Deposits	(500)	(500)
NASD CRD Deposit	(682)	(1,182)
NET CAPITAL, BEFORE HAIRCUTS ON SECURITIES POSITIONS	278,062	261,832
HAIRCUTS ON SECURITIES POSITIONS		
Money Market Fund (Cash Equivalent)	(3,655)	(3,279)
NET CAPITAL	$ 274,407	$ 258,553
AGGREGATE INDEBTEDNESS		
Accounts Payable, Trade	$ 5,210	$ 16,160
Note Payable	-	8,017
Commissions Payable	182,893	150,018
Payable to Clearing Organization	19,232	-
Income Taxes Payable	-	4,002
	$ 207,335	$ 178,197
RATIO: Aggregate Indebtedness to Net Capital	.76 to 1	.69 to 1

See Independent Auditors' Report

LARA, SHULL & MAY, LTD.

RECONCILIATIONS OF NET CAPITAL

PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	March 31, 2003	March 31, 2002
Net Capital Per Focus Report	$ 276,437	$ 262,132
Net Capital Per Financial Statements	274,407	258,553
Difference	$ 2,030	$ 3,579
Difference in Cash and Cash Equivalents	$ -	$ 499
Difference in Prepaid Income Taxes	2,277	-
Difference in Haircut Calculations	(247)	3,080
Difference	$ 2,030	$ 3,579

The Focus Reports for the quarters ended March 31, 2003 and 2002, were amended on May 21, 2003 and May 22, 2002, respectively, to incorporate the adjustments made during the independent audit of the March 31, 2003 and 2002, financial statements.

See Independent Auditors' Report

WATKINS, MEEGAN, DRURY & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
4800 HAMPDEN LANE, 9TH FLOOR
BETHESDA, MARYLAND 20814-2932
(301) 654-7555
FAX (301) 656-9115
WWW.WMDCO.COM

MEMBER
AMERICAN INSTITUTE OF CPAS

MEMBER
AICPA DIVISION FOR CPA FIRMS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Lara, Shull & May, Ltd.
Vienna, Virginia

In planning and performing our audit of the financial statements and supplemental information of Lara, Shull & May, Ltd., for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lara, Shull & May, Ltd., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

VIENNA, VA
(703) 761-4848

ANNAPOLIS, MD
(410) 571-7766

WASHINGTON, DC
(202) 775-1616

1. Making the quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins, Meegan, Drury & Company, L.L.C.

Bethesda, Maryland
May 10, 2003

Watkins, Meegan, Drury &
Company, L.L.C.
Certified Public Accountants

4800 Hampden Lane
9th Floor
Bethesda, MD 20814-2932
phone: (301) 654-7555
fax: (301) 656-9115

8000 Towers Crescent Drive
Suite 620
Vienna, VA 22182-2700
phone: (703) 761-4848
fax: (703) 761-4812

116 Defense Highway
Suite 501
Annapolis, MD 21401-7063
phone: (410) 571-7766
fax: (410) 571-7764

1111 Sixteenth Street
Suite 400
Washington, DC 20036-4809
phone: (202) 775-1616
fax: (202) 785-8216

Visit us on the worldwide web at
www.wmdco.com